FORM U-3A-2



                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D. C. 20549

                      Statement by Holding Company
                  Claiming Exemption Under Rule U-3A-2
                 from Provisions of the Public Utility
                      Holding Company Act of 1935.

                 To be filed annually prior to March 1.



WPS RESOURCES CORPORATION hereby files with the Securities and Exchange Commission, pursuant to Rule U-3A-2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1)	Name, state of organization, location and nature of business of claimant
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	and every subsidiary thereof, other than any exempt wholesale generator
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	(EWG) or foreign utility company in which claimant directly or
	--------------------------------------------------------------
	indirectly holds an interest.
	----------------------------

	a)	WPS Resources Corporation, was incorporated on December 3, 1993
		-------------------------
		under the laws of the state of Wisconsin and has its principal executive office at 700 North Adams Street, P. O. Box 19001,
		Green Bay, Wisconsin 54307-9001. WPS Resources was organized for the purpose of becoming the parent holding company in a corporate restructuring. Effective September 1, 1994, WPS Resources, became the parent of Wisconsin Public Service Corporation through a share-for-share exchange of common stock. After the exchange, WPS Resources owned 100% of the common stock of Wisconsin Public Service, consisting of 23,896,962 shares, with $4 per share par value. The directors of WPS Resources are also directors of Wisconsin Public Service. The majority of the officers of WPS Resources are also officers of Wisconsin Public Service. The total consolidated assets of WPS Resources at December 31, 1999 were $1,816,548,000. WPS Resources is not a public utility.

		Subsidiaries of WPS Resources consist of the following:

		i)	Wisconsin Public Service Corporation was incorporated on
			------------------------------------
			July 17, 1883 under the laws of the state of Wisconsin and
			has its principal executive office at 700 North Adams
			Street, P. O. Box 19001, Green Bay, Wisconsin 54307-9001.
			The total assets of Wisconsin Public Service at December 31,
			1999 were $1,409,885,000, or 77.6% of the assets of
			WPS Resources.  WPS Resources' equity in net income for the
			year 1999 was $67,104,000.  Wisconsin Public Service is an
			operating public utility company engaged chiefly in the
			production, transmission, distribution, and sale of
			electricity and in the purchase, distribution, and sale of
			natural gas.  Wisconsin Public Service serves approximately
			388,000 electric customers and 230,000 gas customers in

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                                  - 2 -


			11,000 square miles in northeastern and central Wisconsin and an adjacent part of Upper Michigan. About 96% of operating revenues in the year 1999 were derived from Wisconsin customers, and 4% from Michigan customers.

			(1)	WPS Leasing, Inc. is a nonutility company and was
				-----------------
				incorporated on September 21, 1994 under the laws of
				the state of Wisconsin and has its principal office at
				the principal executive offices of Wisconsin Public
				Service.  Wisconsin Public Service owns 100% of the
				capital stock of WPS Leasing.  The total assets of
				WPS Leasing at December 31, 1999 were $13,144,725 or
				0.9% of the assets of Wisconsin Public Service.  The
				1999 Wisconsin Public Service equity interest in net
				income was $(120,546). The principal business of
				WPS Leasing is to participate in the financing of
				specific utility projects.

			(2)	Wisconsin Valley Improvement Company of which
				------------------------------------
				Wisconsin Public Service owns 26.9% of the voting
				stock, is incorporated under the laws of the state of
				Wisconsin and has its principal office at Wausau,
				Wisconsin.  Wisconsin Valley Improvement operates a
				system of dams and water reservoirs on the Wisconsin
				River and tributary streams to produce as nearly a
				uniform stream flow as practicable through all
				seasons.  Water tolls are charged to benefited power
				plant owners as determined semiannually by the Public
				Service Commission of Wisconsin, all pursuant to
				special enactments of the Wisconsin Legislature (as
				amended by Chapter 497, Wisconsin Laws of 1939).
				Wisconsin Valley Improvement generates no electric
				energy and renders no public utility services.  Total
				assets of Wisconsin Valley Improvement at December 31,
				1999 were $802,000, or .06% of the assets of Wisconsin
				Public Service.  Wisconsin Public Service's equity in
				net income for Wisconsin Valley Improvement for the
				year 1999 was $21,000, or .03% of the total net income
				of Wisconsin Public Service.  It is the opinion of
				legal counsel that Wisconsin Valley Improvement is not
				a "public utility company" as defined in the Public
				Utility Holding Company Act of 1935.  In findings and
				opinion promulgated October 28, 1940, in File
				No. 31-480 (8 S.E.C. Decisions, P. 134), to which
				reference is hereby made, the Securities and Exchange
				Commission declared Wisconsin Valley Improvement not
				to be a subsidiary of Wisconsin Public Service.

			(3)	Wisconsin River Power Company of which
				-----------------------------
				Wisconsin Public Service owns 33.1% of the voting
				stock, is incorporated under the laws of the state of
				Wisconsin and has its principal office at
				Wisconsin Rapids, Wisconsin.  Wisconsin River Power's

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                                   - 3 -


				business consists of the operation of two
				hydroelectric plants on the Wisconsin River.  The
				energy output is sold in equal parts to the three
				companies which proportionately own all outstanding
				stock of Wisconsin River Power.  Our share of total
				assets of Wisconsin River Power at December 31, 1999
				were $6,459,000, or .46% of the assets of
				Wisconsin Public Service.  Wisconsin Public Service's
				equity in net income for Wisconsin River Power for
				the year 1999 was $980,000, or 1.5% of the total net
				income of Wisconsin Public Service.  Further
				information concerning the nature of the business of
				Wisconsin River Power is set forth in findings and
				opinions of the Securities and Exchange Commission
				entered in reference to Wisconsin River Power on
				January 29, 1948 in File Nos. 70-1656 and 31-551
				(27 S.E.C. Decisions, P. 539) and its orders in
				Docket No. EL79-10.

		ii)	WPS Nuclear Corporation is a nonutility company incorporated
			-----------------------
			on February 24, 1999 under the laws of the State of Wisconsin.
			Its principal offices are located at the principal executive
			offices of WPS Resources.  WPS Resources owns 100% of the
			$1 par value capital stock of WPS Nuclear.  WPS Nuclear owns
			one-fourth of Nuclear Management Company, LLC.

			(1)	Nuclear Management Company, LLC was incorporated on
				-------------------------------
				February 26, 1999 under the laws of the State of
				Wisconsin.  Its principal offices are located at
				700 First Street, Hudson, Wisconsin  54016.
				Nuclear Management Company will provide maintenance,
				operation, and decommissioning services to nuclear
				power plants of member companies.

		iii)	WPS Visions, Inc. is a nonutility company incorporated on
			-----------------
			July 12, 1996 under the laws of the state of Wisconsin.  Its
			principal offices are at the principal executive offices of
			WPS Resources.  WPS Resources owns 100% of the capital stock
			of WPS Visions.  The intended principal business is to
			participate in energy and energy-related nonutility ventures.

		iv)	WPS Resources Capital Corporation is a nonutility company,
			---------------------------------
			incorporated on January 13, 1999 under the laws of the State
			of Wisconsin.  Its principal offices are located at the
			principal executive offices of WPS Resources which owns 100%
			of its capital stock.  WPS Resources Capital is an
			intermediate holding company owning 100% of the capital stock
			of WPS Power Development, Inc. and WPS Energy Services, Inc.
			WPS Resources Capital provides financing for its subsidiaries.

			(1)	WPS Energy Services, Inc. is a nonutility company
				-------------------------
				incorporated on October 12, 1994 under the laws of the
				state of Wisconsin with its principal offices at
				677 Baeten Road, Green Bay, WI 54304.  WPS Resources
				Capital owns 100% of the

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                                  - 4 -


				capital stock of WPS Energy Services.  The principal
				business is to provide electric and gas marketing
				services, real-time energy management services,
				project management, and energy consulting services
				to wholesale and retail participants in the
				nonregulated energy market.  WPS Energy Services holds a
				power marketers license from the Federal
				Energy Regulatory Commission.

				a.	WPS-ESI Gas Storage, LLC is a nonutility company
					------------------------
					incorporated on August 26, 1999 under the laws of
					the State of Wisconsin.  Its principal offices are
					located at the principal offices of WPS Energy
					Services.  WPS Energy Services owns 75% of
					WPS-ESI Gas Storage.  The principal business
					activity is to own and operate a gas storage
					facility in the state of Michigan.

			(2)	WPS Power Development, Inc. is a nonutility company
				---------------------------
				incorporated on December 21, 1994 under the laws of the
				state of Wisconsin with its principal offices at
				677 Baeten Road, Green Bay, WI 54304.  WPS Resources
				Capital owns 100% of the capital stock of
				WPS Power Development.  The principal business is to
				develop and purchase electric generation and related
				projects and to provide (i) project development,
				(ii) engineering and project management,
				(iii) operations and maintenance, and (iv) acquisition
				and investment analysis services to the nonregulated
				power generation industry.

				a.	PDI Stoneman, Inc. is a nonutility company
					------------------
					incorporated on April 1, 1996 under the laws
					of the state of Wisconsin with its principal
					offices at the principal offices of
					WPS Power Development.  WPS Power Development
					owns 100% of PDI Stoneman's capital stock.
					The principal business of PDI Stoneman is to
					own 66-2/3% of Mid-American Power, an exempt
					wholesale generator who owns the
					E. J. Stoneman Generating Station.

				b.	PDI Operations, Inc. is a nonutility company
					--------------------
					incorporated on May 31, 1996 under the laws of
					the state of Wisconsin with its principal
					offices at the principal offices of WPS Power
					Development.  WPS Power Development owns 100%
					of the capital stock of PDI Operations.  The
					principal business is to provide operation,
					maintenance, and technical services for the
					E. J. Stoneman Generating Station and other
					operating assets of WPS Power Development
					and its subsidiaries.

				c.	Mid-American Power Ventures, LLC is a nonutility
					--------------------------------
					company incorporated on August 22, 1996 under
					the laws of the state of Wisconsin.  Its
					principal offices are 	located at the principal
					offices of WPS Power Development.  WPS Power
					Development owns 75% of
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                                   - 5 -


					Power Ventures.  The intended principal business
					of Power Ventures is to develop power production
					facilities with other partners and eventually
					establish a fund to invest in power production
					facilities.  Mid-American Power Ventures is
					currently inactive.

				d.	Neulite Industries of Wisconsin, LLC is a
					------------------------------------
					nonutility company incorporated on September 25,
					1996 under the laws of the state of Wisconsin.
					Its principal offices are located at the
					principal offices of WPS Power Development.
					WPS Power Development owns 50% of Neulite.
					The intended principal business of Neulite
					is to own, construct, and operate lightweight
					aggregate production facilities.  Neulite is
					currently inactive.

				e.	Renewable Fibers International, LLC is a
					-----------------------------------
					nonutility company incorporated on January 16,
					1998 under the laws of the state of Wisconsin
					with its principal offices at 125 South
					Jefferson Street, Suite 201, Green Bay,
					Wisconsin 54301.  WPS Power Development
					owns 33-1/3% of Renewable Fibers.  The principal
					business is to develop and carry on business
					activities related to the continuous fiber
					liberation of wood chips.

				f.	Wisconsin Woodgas LLC is a nonutility company
					---------------------
					incorporated on January 27, 1998 under the
					laws of the state of Wisconsin with its
					principal offices at the principal offices
					of WPS Power Development.  WPS Power
					Development owns 100% of the capital stock
					of Wisconsin Woodgas.  The principal
					business is to own and operate a
					gasification facility that converts biomass
					feedstock into biomass gas for sale to
					Wisconsin Energy Operations.

				g.	Wisconsin Energy Operations LLC is a nonutility
					-------------------------------
					company incorporated on January 27, 1998 under
					the laws of the state of Wisconsin with its
					principal offices located in Bangor, Wisconsin.
					WPS Power Development owns 49% of
					Wisconsin Energy Operations.  The principal
					business is to own and operate a steam
					generation facility that generates process
					steam for sale to Webster Industries
					Incorporated.

				h.	ECO Coal Pelletization #12, LLC is a nonutility
					-------------------------------
					company incorporated on June 15, 1998 under the
					laws of the state of Wisconsin.  Its principal
					offices are located at the principal offices of
					WPS Power Development.  WPS Power Development
					owns 66-2/3% of ECO Coal.  The principal
					business is to own and

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                                    - 6 -


					operate a facility that combines coal fines and
					a binder material to create synthetic fuel.

				i.	Sunbury Holdings, LLC is a nonutility company
					---------------------
					incorporated on April 30, 1999 under the laws
					of the 	State of Delaware.  Its principal
					offices are located at the principal offices
					of WPS Power Development.  WPS Development
					owns 100% of Sunbury Holdings.
					Sunbury Holdings is the parent of
					Sunbury Generation and Penfield Collieries.

					1)	Penfield Collieries, LLC is a
						------------------------
						nonutility company incorporated on
						April 30,1999 under the laws of
						the State of Delaware. Its principal
						offices are located at the principal
						offices of WPS Power Development.
						Sunbury Holdings, owns 100% of
						Penfield Collieries.  The company also
						owns coal processing facilities in
						Pennsylvania.

		v)	Upper Peninsula Power Company was incorporated on February 26,
			-----------------------------
			1947 under the laws of the state of Michigan with its
			principal offices at 600 Lakeshore Drive, Houghton, Michigan
			49931.  WPS Resources owns 100% of the capital stock of
			Upper Peninsula Power, consisting of 1,473,736 shares of no
			par value common stock.  The total assets of Upper Peninsula
			Power at December 31, 1999 were $125,156,000, or 6.9% of the
			assets of WPS Resources.  WPS Resources' equity in net income
			for the year 1999 was $1,964,000. The directors of
			Upper Peninsula Power are all officers or directors of
			WPS Resources.  Upper Peninsula Power is engaged in the
			generation, purchase, transmission, distribution, and sale of
			electric energy in the Upper Peninsula of Michigan in the
			Counties of Alger, Baraga, Delta, Houghton, Iron, Keweenaw,
			Marquette, Menominee, Ontonagon, and Schoolcraft. All
			operating revenue is derived from Michigan customers.

		vi)	Upper Peninsula Building Development Company is a nonutility
			--------------------------------------------
			company incorporated on January 18, 1989 under the laws of the
			state of Michigan with its principal offices at the principal
			offices of Upper Peninsula Power.  WPS Resources owns 100% of
			the capital stock of Building Development.  Building
			Development owns the building leased to Upper Peninsula Power
			for its corporate headquarters.

		vii)	Penvest, Inc. is a nonutility company incorporated on
			-------------
			October 27, 1995 under the laws of the state of Michigan.  Its
			principal offices are at the principal executive offices of
			WPS Resources.  WPS Resources owns 100% of the capital stock
			of Penvest.  Penvest has nonutility investments in
			telecommunications and real estate.

		viii)	WPSR Capital Trust I is a statutory business trust created on
			--------------------
			June 9, 1998 under the laws of the state of Delaware with its
			principal offices at the principal executive offices of
			WPS Resources.  WPS Resources owns 100% of the common
			securities

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                                    - 7 -


			of the Trust.  The Trust's purpose is to issue securities
			representing undivided beneficial interests in the assets of
			the Trust and investing the proceeds thereof in subordinated
			debentures issued by WPS Resources.  The sole asset of the
			Trust is $51,500,000 of WPS Resources subordinated debentures
			due in 2038.

		ix)	Brown County C-LEC, LLC is a telecommunications company
			-----------------------
			incorporated on March 8, 1999 organized under the laws of the
			state of Wisconsin.  Its principal offices are located in
			Green Bay, Wisconsin.  WPS Resources acquired a 40% ownership
			interest on December 30, 1999.  The Brown County C-LEC is
			organized to provide local exchange service and telephone
			communication service in the Green Bay, Appleton and De Pere,
			areas in northeastern Wisconsin.

2)	A brief description of the properties of claimant and each of its
 	-----------------------------------------------------------------
	subsidiary public utility companies used for the generation,
	------------------------------------------------------------
	transmission, and distribution of electric energy for sale, or for the
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	production, transmission, and distribution of natural or manufactured
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	gas, indicating the location of principal generating plants,
	------------------------------------------------------------
	transmission lines, producing fields, gas manufacturing plants, and
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	electric and gas distribution facilities, including all such properties
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	which are outside the state in which claimant and its subsidiaries are
	----------------------------------------------------------------------
	organized and all transmission or pipelines which deliver or receive
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	electric energy or gas at the borders of such state.
	----------------------------------------------------

	Statistics set forth in the answer to this item are as of December 31, 1999.

	a)	WPS Resources Corporation directly owns all the stock of
		-------------------------
		Wisconsin Public Service, Upper Peninsula Power, WPS Resources Capital Corporation, WPS Nuclear Corporation, WPS Visions,
		Upper Peninsula Building Development, and Penvest. In addition to this stock ownership, WPS Resources directly owns 40% of Brown County C-LEC, LLC, a small amount of equipment and software, and a number of small investments in miscellaneous ventures.

	b)	Wisconsin Public Service Corporation owns and operates electric
		------------------------------------
		properties comprising an integrated system of production, transmission, and distribution facilities throughout the territory served. Generating facilities consist of two steam plants (at Green Bay, and Weston, Wisconsin) with a total rated capacity of 875,200 kilowatts ("kw"); a 41.2% share of the Kewaunee Nuclear Power Plant at Kewaunee, Wisconsin, which Wisconsin Public Service operates and owns jointly with Wisconsin Power and Light Company and Madison Gas and Electric Company, with a rated capacity of 498,000 kw (Wisconsin Public Service's share is 205,200 kw); a 31.8% share of the Columbia Energy Center at Portage, Wisconsin, owned jointly with Wisconsin Power and Light Company, the operator, and Madison Gas and Electric Company, with a rated capacity of 1,014,000 kw (Wisconsin Public Service's share is 322,600 kw); a 31.8% share of the Edgewater Steam Plant Unit #4 at

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                                    - 8 -


		Sheboygan, Wisconsin, owned jointly with Wisconsin Power and Light Company, the operator, with a rated capacity of 333,000 kw (Wisconsin Public Service's share is 105,800 kw); combustion turbines of 50,000 kw and 19,500 kw, respectively, south of Wausau, Wisconsin; two combustion turbines of 43,100 kw and 42,400 kw and a 68% share in a combustion turbine of 77,000 kw (Wisconsin Public Service's share is 52,360 kw) owned jointly with Marshfield Electric and Water Department and operated by Wisconsin Public Service, all located near Marinette, Wisconsin; 15 hydroelectric plants (14 in Wisconsin and 1 on the border stream between Wisconsin and Michigan) with aggregate rated capacity of 53,600 kw which includes 12,900 kw purchased from Wisconsin River Power Company; a 4,000 kw diesel plant at Eagle River, Wisconsin; a 3,600 kw diesel plant at Ashwaubenon, Wisconsin; and a 175,800 kw peaker plant through a purchased power agreement with SkyGen Energy LLC in De Pere, Wisconsin.

		Transmission and distribution facilities owned by Wisconsin Public Service include 55 transmission substations, 111 distribution substations, and approximately 21,304 route miles of transmission and distribution lines. Wisconsin Public Service is interconnected with Wisconsin River Power Company, has
		17 interconnections in Wisconsin for purposes of power pooling (Wisconsin Power and Light Company and Madison Gas and Electric Company), and 25 interconnections (23 in Wisconsin and 2 in Michigan) with nonaffiliated neighboring utilities, principally for the purpose of sharing reserve capacity and for emergencies. Wisconsin Public Service also has 19 interconnections to serve
		5 neighboring municipal and cooperative utilities.
		Wisconsin Public Service also has 6 distribution system interconnections to serve 5 neighboring municipal and cooperative utilities.

		Gas facilities include approximately 5,099 miles of main, 66 gate and city regulator stations, and 213,063 services. All gas facilities are located in Wisconsin except for distribution facilities in and near the city of Menominee, Michigan, which receive gas from Wisconsin Public Service gas lines in the adjacent city of Marinette, Wisconsin.

		All electric and gas facilities of Wisconsin Public Service are located within the borders of the states of Wisconsin and Michigan. Except for electric and gas lines crossing the common border of those states necessary to interconnect the various parts of its system, it does not have any electric transmission or gas pipelines which deliver or receive electric energy or gas at the borders of such states. About 99% of utility plant is located in Wisconsin, and the balance is in Michigan.

	c)	Upper Peninsula Power Company has all of its properties located in
		-----------------------------
		Michigan. The transmission and distribution system is comprised of approximately 3,569 circuit miles. Transmission and subtransmission networks are operated at 138, 69, 33, and

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                                    - 9 -


		12 kilovolts, consisting of approximately 374, 371, 48, and 13 circuit miles, respectively. The remaining 2,763 miles are operated at distribution voltages ranging between 120 and 15,000 volts.

		Upper Peninsula Power owns a 17,700 kw coal/gas generating station in Baraga County, a 27,500 kw oil-fired gas turbine in Houghton County and another 27,500 kw oil-fired gas turbine in Delta County. It owns 9 hydroelectric plants in Michigan with aggregate rated capacity of 37,890 kw. Upper Peninsula Power owns numerous miscellaneous properties in various parts of its territory, which are used for office, service, and other purposes. The most important of these are the Service Centers in Ishpeming, Houghton, Ontonagon, Iron River, Escanaba, and Munising. Upper Peninsula Power also leases small parcels of land for substations and miscellaneous temporary uses.

	3)	The following information for the last calendar year with respect to
		--------------------------------------------------------------------
		claimant and each of its subsidiary public utility companies:  (The
		------------------------------------------------------------
		information required by Item 3 of this Form U-3A-2 is shown in
		Exhibit D hereto.)

	4)	The following information for the reporting period with respect to
		------------------------------------------------------------------
		claimant and each interest it holds directly or indirectly in an EWG
		--------------------------------------------------------------------
		or a foreign utility company, stating monetary amounts in
		---------------------------------------------------------
		United States dollars.
		---------------------

	a)	Mid-American Power, LLC
		-----------------------

		i)	Mid-American Power is an exempt wholesale generator
			incorporated on January 12, 1995 under the laws of the state
			of Wisconsin.  Its principal offices are at the principal
			offices of WPS Power Development.  The principal business is
			the ownership of the E. J. Stoneman Generating Station.
			Notice of the Federal Energy Regulatory Commission's finding
			that Mid-American Power is an exempt wholesale generator was
			received on July 3, 1996.

		ii)	PDI Stoneman owns 66-2/3% of Mid-American Power.  The
			remaining 33-1/3% interest is not owned by any WPS Resources
			system company.

		iii)	WPS Resources, indirectly through PDI Stoneman, has
			$1,985,350 of capital invested in Mid-American Power.
			WPS Resources guarantees a line of credit for Mid-American
			Power of $11,500,000.  WPS Resources receives an annual fee
			of $300,000 from Mid-American Power for this guarantee.
			There is also $200,000 of intercompany debt to
			WPS Resources.

		iv)	Capitalization and earnings of Mid-American Power for the
			year ended December 31, 1999 are as follows:

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                                    - 10 -


			Capitalization:

				Common Stock		$ 1,854,000
				Retained Earnings 	 (6,068,082)
				Long-Term Debt		 19,382,231
							 ----------
					Total		$15,168,149
							 ==========

		v)	Service, sales, or construction contracts between
			Mid-American Power and any WPS Resources system company are as follows:

			(1)	Energy marketing contract with WPS Energy Services
				under which WPS Energy Services markets energy and
				capacity of the E. J. Stoneman plant for Mid-American
				Power.  WPS Energy Service's revenues under this
				contract for the year ending December 31, 1999 were
				$171,000.

			(2)	Management Agreement with WPS Power Development under
				which WPS Power Development provides management
				services for Mid-American Power.  Revenues of
				WPS Power Development under this contract for the
				year ending December 31, 1999 were $39,000.

			(3)	Operations and Maintenance Agreement with
				PDI Operations, Inc. under which PDI Operations
				provides operations and maintenance services for
				Mid-American Power.  PDI Operations' revenues under
				this contract for the year ending December 31, 1999
				were $942,000.

	b)	PDI Canada, Inc.
		----------------

		i)	PDI Canada, Inc. was incorporated on December 14, 1998 under
			the laws of the state of Wisconsin.  Its principal offices
			are at the principal offices of WPS Power Development. The
			principal business of PDI Canada is to own the Tinker Hydro
			Station and related transmission assets located in
			New Brunswick, Canada.  PDI Canada obtained exempt wholesale
			generator status from the Federal Energy Regulatory
			Commission on May 7, 1999.

		ii)	WPS Power Development owns 100% of PDI Canada's capital
			stock.

		iii)	WPS Resources Corporation indirectly, through WPS Resources
			Capital Corporation and WPS Power Development, has invested
			$9,471,916 in PDI Canada.   WPS Resources has guaranteed a
			$700,000 maintenance reserve and a $1,800,000 debt service
			reserve.  These guarantees are aggregate guarantees for both
			PDI Canada and PDI New England. Long-term debt of PDI Canada
			also includes a $600,000 intercompany loan from WPS
			Resources.

		iv)	Capitalization and earnings of PDI Canada, Inc. for the year
			ended December 31, 1999 is:

				Capitalization:

					Common Stock		$     1,000
					Paid in Capital	  8,804,654
					Retained Earnings	    666,262
					Long-Term Debt		 14,775,000
								 ----------
						Total		$24,246,916
								 ==========

		v)	Service, sales, or construction contracts between PDI Canada
			and any WPS Resources system company are as follows:

			(a)	Energy marketing contract, effective March 2000, with
				WPS Energy Services under which WPS Energy Services
				markets energy and capacity of the Tinker hydro plant
				for PDI Canada.  There were no revenues related to
				this contract in 1999.

	c)	PDI New England, Inc.
		---------------------

		i)	PDI New England, Inc. was incorporated on December 14, 1998
			under the laws of the state of Wisconsin.  Its principal
			offices are at the principal offices of WPS Power
			Development.  The principal business of PDI New England is
			to own hydro and diesel generation facilities and related
			transmission assets, located in Northern Maine.
			PDI New England obtained exempt wholesale generator status
			from the Federal Energy Regulatory Commission on May 7,
			1999.

		ii)	WPS Power Development, Inc owns 100% of PDI New England's
			capital stock.

		iii)	WPS Resources Corporation indirectly, through WPS Resources
			and WPS Power Development, has invested $5,708,760 in
			PDI New England, Inc. WPS Resources has guaranteed a
			$700,000 maintenance reserve and a $1,800,000 debt service
			reserve.  These guarantees are aggregate guarantees for both
			PDI Canada and PDI New England.  Long-term debt of
			PDI New England also includes a $400,000 intercompany loan from
			WPS Resources.

		iv)	Capitalization and earnings of PDI New England for the year
			ended December 31, 1999 is:

				Capitalization:

					Common Stock		$     1,000
					Paid in Capital	  5,996,278
					Retained Earnings	   (324,517)
					Long-Term Debt		  9,896,790
								 ----------
						Total		$15,569,551
								 ==========

		v)	Service, sales, or construction contracts between
			PDI New England and any WPS Resources system company are as
			follows:

			(a)	Energy marketing contract, effective March 1, 2000,
				with WPS Energy Services under which WPS Energy
				Services markets energy and capacity of the generation
				assets of PDI New England.   There were no revenues
				related to this contract in 1999.

	d)	Sunbury Generation LLC
		----------------------

		i)	Sunbury Generation was incorporated on April 30, 1999 under
			the laws of the state of Delaware.  Its principal offices
			are located at the principal offices of WPS Power
			Development.  The company owns the 472-megawatt Sunbury
			Power Plant in Shamokin Dam, Pennsylvania. Sunbury
			Generation obtained exempt wholesale generator status from
			the Federal Energy Regulatory Commission on
			October 25, 1999.

		ii)	Sunbury Holdings owns 100% of Sunbury Generation.

		iii)	WPS Resources Corporation indirectly, through WPS Resources
			Capital, WPS Power Development, and Sunbury Holdings, has
			invested $15,319,567 in Sunbury Generation.  WPS Resources
			has guaranteed $25,295,000 of obligations of Sunbury
			Generation as of the filing of this report.  In addition,
			WPS Resources has guaranteed a $13,000,000 off take
			obligation for Sunbury Generation.

		iv)	Capitalization and earnings of Sunbury Generation for the
			year ended December 31, 1999 is:

				Capitalization:

					Paid in Capital		 $15,475,550
					Retained Earnings		    (155,983)
					Long-Term Debt			  87,096,023
									 -----------
						Total			$102,415,590
									 ===========

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                                    - 13 -

		v)	Service, sales, or construction contracts between Sunbury
			Generation and any WPS Resources system company are as follows:

			(1)	Energy marketing contract with WPS Energy Services
				under which WPS Energy Service's markets energy and
				capacity of the Sunbury plant for Sunbury Generation.
				WPS Energy Service's revenues under this contract for
				the year ending December 31, 1999 were $60,000.

                                LIST OF EXHIBITS

Exhibit A-1		Balance Sheet at December 31, 1999, of WPS Resources
			Corporation and subsidiaries.

Exhibit A-2		Income Statement and Statement of Retained Earnings of
			WPS Resources Corporation and subsidiaries for the year ending
			December 31, 1999.

Exhibit A-3		Balance Sheet at December 31, 1999, and Statements of Income
			and Surplus Accounts of Wisconsin River Power Company for the
			year ended December 31, 1999, filed by reference to Exhibit A,
			of Form U-3A-2 being filed by Consolidated Papers, Inc. in
			File No. 69-53.  (The financial statements of Wisconsin River
			Power Company are not customarily consolidated with those of
			any other company.)

Exhibit B		Financial Data Schedule

Exhibit C		An organizational chart showing the relationship of each EWG
 			or foreign utility company to associate companies in the
			holding company system.

Exhibit D		Statement showing sales for the calendar year 1999 of electric
			energy and gas by Wisconsin Public Service Corporation,
			Upper Peninsula Power Company, and Wisconsin River Power
			Company.

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on the 29th day of February, 2000.





                                            WPS RESOURCES CORPORATION





                                            /S/ D. P. Bittner
                                            ----------------------------------
                                                D. P. Bittner
                                                Senior Vice-President and
                                                Chief Financial Officer







(CORPORATE SEAL)







Attest:  /S/ B. J. Wolf
         ------------------------------
             B. J. Wolf
             Secretary and
             Manager-Legal Services

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

                              B. J. Wolf, Secretary
                             WPS Resources Corporation
                      700 North Adams Street, P. O. Box 19001
                             Green Bay, WI  54307-9001